Qwesty Inc.
(a Florida Corporation)

Reviewed Financial Statements

As of the year ended December 31, 2023

Reviewed by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Qwesty Inc.

Table of Contents





Independent Accountant's Review Report

March 26, 2024
To: Board of Directors of Qwesty Inc.
Attn: Josh Glasser, CEO
Re: 2023 Financial Statement Review– Qwesty Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Qwesty Inc. and subsidiary (the "Company"), which comprise the balance sheet as of December 31, 2023 and the related statements of income, equity, and cash flows for the period of January 1, 2023 through December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Qwesty Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
March 26, 2024


229 Park Ave S, Suite 70037
New York, New York 10003-
1502


Info@Alice.CPA



Qwesty Inc.
BALANCE SHEET
December 31, 2023
(Unaudited)

ASSETS	2023	
Current Assets		
Cash and cash equivalents	$	9
Total Current Assets		9
Total Assets	$	9
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	-
Total Current Liabilities		-
Total Liabilities		-
Stockholders' Equity		
Common Stock, $0.0001 par value; 50,000,000 authorized; 10,000,000 issued and outstanding		1,000
Additional Paid in Capital		66,800
Retained Earnings		(67,791)
Total Stockholders' Equity		9
Total Liabilities and Stockholders' Equity	$	9

The accompanying footnotes are an integral part of these financial statements.

Qwesty Inc.
INCOME STATEMENT
For the Year Ended December 31, 2023
(Unaudited)

	2023
Revenues	$ -
Operating Expenses	
Advertising and marketing	5,136
General and administrative	3,043
Rent	24,000
Professional services	17,779
Total Operating Expenses	49,958
Other Income/(Expenses)	
Other income/expense	-
Total Other Income /(Expense)	-
Net Income (Loss)	$ (49,958)

The accompanying footnotes are an integral part of these financial statements.

Qwesty Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2023
(Unaudited)

	Common Stock		Additional Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)			
Balance as of December 31, 2022	10,000,000	$ 1,000	$ 16,850	$ (17,833)	$ 17
Additional investments from founders	-	-	49,950	-	49,950
Net loss	-	-	-	(49,958)	(49,958)
Balance as of December 31, 2023	10,000,000	$ 1,000	$ 66,800	$ (67,791)	$ 9

The accompanying footnotes are an integral part of these financial statements.

Qwesty Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2023
(Unaudited)

	2023
Cash Flows from Operating Activities	
Net Income (Loss)	$ (49,958)
Changes in operating assets and liabilities:	
Accounts receivable	-
Accounts payable	-
Net cash provided by (used in) operating activities	(49,958)
Cash Flows from Investing Activities	
Machinery and Equipment	-
Net cash used in investing activities	-
Cash Flows from Financing Activities	
Additional investments received from founders	49,950
Net cash used in financing activities	49,950
Net change in cash and cash equivalents	(8)
Cash and cash equivalents at beginning of period	17
Cash and cash equivalents at end of period	$ 9

The accompanying footnotes are an integral part of these financial statements.

QWESTY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Qwesty, Inc (which may be referred to as the "Company", "we," "us," or "our") is a digital marketplace powered by proprietary AI and matching algorithms operating in the Real Estate Market. The Company was formed in Florida on June 9, 2022. The Company's headquarters are in Boynton Beach, Florida.

Since inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2023, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a Regulation CF Offering (see Note 8), and funds from revenue-producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses as a result of cash in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

QWESTY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Unaudited)

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2023.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

QWESTY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Unaudited)

There is no income tax provision for the Company for the period from Inception through December 31, 2023 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2023, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company aims to generate revenues by monthly subscriptions to its platform, partnerships with on-demand pros and transaction fees on short-term office space and vacation rentals. The Company has no deferred revenue as revenue-generating activities have not yet begun.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have been vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY

The Company leases office space from a managing member of the Company on a month-to-month basis. Rent expense for the year end 2023 was $24,000. The member has elected to forgo the cash payments of the lease and as an equity contribution to the Company.

NOTE 4– INCOME TAXES

QWESTY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Unaudited)

The Company has filed its income tax return for the period ended December 31, 2023, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 5 – EQUITY

Common Stock

The Company authorized a total of 60,000,000 shares of stock to be designated between 50,000,000 Common shares and 10,000,000 Preferred shares at $0.0001 par value each.

In 2022, the Company issued 10,000,000 in Common Shares to the founders in exchange for $17,850 in contributions.

In 2023, the founders made additional contributions into the Company totaling $49,950. No additional shares were issued for the investments.

Each issued and outstanding share of Common Stock shall be entitled to vote on each matter submitted to a vote at a meeting of the shareholders. As of December 31, 2023, the Company had 10,000,000 shares of Common Stock issued and outstanding.

Preferred Stock

The Company has designated 10,000,000 shares to be Preferred Stock, $0.0001 per share. The Board of Directors of the Corporation, by resolution or resolutions, at any time and from time to time, shall be authorized to divide and establish any or all of the unissued shares of Preferred Stock into one or more series and, without limiting the generality of the foregoing, to fix and determine the designation of each such share, the number of shares which shall constitute such series and certain preferences, limitations and relative rights of the shares of each series so established, $.0001 par value per share, and 10,000,000 shares of blank check preferred stock, $.0001 par value.

As of December 31, 2023 the Company has 0 shares of Preferred Stock outstanding.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2023.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2023 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Amended and Restated Articles of Incorporation

On Feb 13, 2024, the Company amended its articles incorporation whereas the Company executed a 1:5 reverse stock split. The Company also reduced its maximum number of shares authorized from 60,000,000 to 15,000,000 designated between 5,000,000 Common shares and 10,000,000 Preferred shares.

Regulation CF Offering

QWESTY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Unaudited)

The Company is offering (the "Regulation CF offering") up to $1,235,000 Preferred Stock Shares. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,235,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through March 26, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.